UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2019

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  √   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes       No___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  n/a  .

Notice of Small-Scale Stock Exchange

Shinhan Financial Group Co., Ltd. (“SFG”) hereby announces that it has reached a decision on exchanging of the common shares of SFG and Orange Life Insurance, Ltd. (“Orange Life”) by means of a small-scale stock exchange (the “Stock Exchange”) at the meeting of the board of directors held on November 14, 2019 in accordance with Article 360-2 and Article 360-10 of the Korean Commercial Code (the “KCC”) and Article 62-2 of the Financial Holding Companies Act of Korea (the “FHCA”) and notifies the following:

1. Board resolution

A. Date: November 14, 2019

B. Resolution of the board of directors meeting: SFG has decided to proceed with the Stock Exchange with Orange Life in accordance with Article 360-2 and Article 360-10 of the KCC and Article 62-2 of the FHCA.

2. Overview of the Stock Exchange Agreement (the “Stock Exchange Agreement”)

A. Purpose

Upon the completion of the Stock Exchange, the shares issued by Orange Life and owned by shareholders of Orange Life other than SFG will be transferred to SFG on the Stock Exchange Date (as defined below) and such shareholders will become shareholders of SFG by acquiring newly issued shares or treasury shares of SFG. As such, the purpose of the Stock Exchange is to enable SFG to become a parent company holding 100% of the stock of Orange Life and Orange Life to become a wholly owned subsidiary of SFG.

B. Allocation of new shares and transfer of treasury shares

SFG shall allocate newly issued shares or transfer treasury shares of SFG to the shareholders registered in shareholder register of Orange Life as of the stock exchange date (expected to be January 28, 2020, the “Stock Exchange Date”) at an exchange ratio of 0.6601483 shares of SFG for each share of Orange Life (including the treasury shares held by Orange Life as of the Stock Exchange Date and shares acquired by Orange Life as a result of the exercise of appraisal right by its shareholders dissenting to the Stock Exchange). In respect of any resulting fractional shares, SFG expects to pay in cash to shareholders of Orange Life other than SFG an amount calculated based on the closing price of the shares to be issued by SFG on the first day on which such shares are listed and traded on the KOSPI Market of the Korea Exchange within one month from the Stock Exchange Date.

C. Class and number of shares to be allocated or transferred by SFG for the Stock Exchange

① The shares to be allocated or transferred are registered common shares.

② The total number of shares to be allocated or transferred is derived by multiplying the number of registered common shares of Orange Life owned by the shareholders of Orange Life other than SFG on the Stock Exchange Date (expected to be January 28, 2020) by the exchange ratio specified in section B above (any fractional shares resulting from the allocation and transfer of shares will be treated as specified in section B above.)

D. Procedures of the Stock Exchange

As the total number of newly issued shares and treasury shares of SFG that are expected to be allocated or transferred to shareholders of Orange Life (other than SFG) does not exceed 10% of the total number of issued and outstanding shares of SFG, approval by the general meeting of shareholders is not required and a resolution of the board of directors will suffice pursuant to paragraph (1) of Article 360-10 of the KCC.

E. Date of the board resolution that replaces approval by the general meeting of shareholders: November 14, 2019

F. Stock Exchange Date: January 28, 2020 (tentative)

G. Other

① Each party will be responsible for all of its expenses and taxes in connection with the Stock Exchange.

② Detailed schedule, procedures and any matters related to the Stock Exchange including the change of the schedule of the Stock Exchange as well as any other matters related to the Stock Exchange not decided by the board of directors are delegated to the representative director of SFG to the extent so resolved by the board of directors of SFG.

③ Matters not expressly provided for in the Stock Exchange Agreement will be determined in accordance with the FHCA, the Financial Investment Services and Capital Markets Act of Korea and the KCC.

④ The Stock Exchange Agreement may retroactively lose effectiveness without any action by the parties or the parties may, by mutual written agreement, amend or terminate the Stock Exchange Agreement upon the occurrence of any of the following events.

-	If the approval from the general meeting of shareholders of Orange Life is not obtained, the Stock Exchange Agreement will retroactively lose effectiveness without any action by the parties.
-

After execution of the Stock Exchange Agreement and until the Stock Exchange Date, if any matters relating to the terms and conditions of the Stock Exchange Agreement violate any relevant laws or accounting standards, the parties may, by mutual written agreement, amend the Stock Exchange Agreement to conform to the relevant laws and accounting standards.

-

After execution of the Stock Exchange Agreement and until the Stock Exchange Date, if any of the followings is applicable, the parties may terminate or amend the Stock Exchange Agreement upon agreement in writing:

i.

If shareholders owning 20% or more of the total issued and outstanding number of SFG shares provide notice, in writing, of their dissent to the Stock Exchange pursuant to paragraph (5) of the Article 360-10 of the KCC and paragraph (2) of the Article 62-2 of the FHCA, SFG and Orange Life may amend or terminate the Stock Exchange Agreement;

ii.

If, due to the exercise of appraisal rights by Orange Life shareholders dissenting to the Stock Exchange, the total share purchase price payable by Orange Life to its dissenting shareholders exceeds ~~W~~500 billion, SFG and Orange Life may amend or terminate the Stock Exchange Agreement;

iii.

If there is a material adverse change to the assets or management status of SFG or Orange Life as a result of a force majeure event or other causes, SFG and Orange Life may amend or terminate the Stock Exchange Agreement;

iv.

If the Stock Exchange results in an incurable violation of law or an unfair exchange ratio which is expected to have a material adverse effect on SFG and Orange Life, SFG and Orange Life may amend or terminate the Stock Exchange Agreement.

-	The parties may enter into a separate agreement regarding matters necessary for the Stock Exchange, in which case such separate agreement will be deemed to be a part of the Stock Exchange Agreement.
-

In the event there are changes to the exchange ratio or other terms of the Stock Exchange, the parties may enter into an agreement, in which case such agreement will be deemed to be a part of the Stock Exchange Agreement.

-

If the Stock Exchange Agreement is amended or terminated pursuant to the conditions above (including the case where the Stock Exchange Agreement loses effectiveness due to failure in obtaining the approval from the general meeting of shareholders of Orange Life), neither SFG nor Orange Life nor any of their respective shareholders, officers, employees, agents or other representatives will have any liability under the Stock Exchange Agreement or in relation to the Stock Exchange.

3. Company to become a wholly owned subsidiary by the Stock Exchange

A.	Company name: Orange Life Insurance, Ltd.
B.	Address of headquarters: 37, Sejong-daero-7gil, Jung-gu, Seoul (Orange Center, Sunhwa-dong)

4. Matters relating to Notice of Dissent

A. Procedures

Any SFG shareholder registered in the shareholder register as of November 25, 2019 who wishes to dissent to the resolution of the board of directors on the Stock Exchange must submit the Notice of Dissent to the Board Resolution (Form 1).

① To directly submit to SFG:

The shareholder must submit the original copy of the form in person to the below address by December 3, 2019.

(Address: Floor 16, SFG IR Team, Shinhan Bank Headquarters, 20, Sejong-daero-9gil, Jung-gu, Seoul (Taepyeong-ro-2ga) (Tel. +82-2-6360-3075))

② To submit through account management agency such as a securities company with which the shareholder’s customer account is opened:

The form shall be submitted to the account management agency by the date designated by such agency (please contact the account management agency for detailed instructions).

※ For the dissenting holders of our American Depository Receipt, please contact Jayne Whalen at Computershare at +1-201-222-4412 to report an objection form. A completed objection form needs to be faxed to Citibank, N.A., depositary of Shinhan Financial Group, prior to 4:00 pm (New York time) on Nov 29th, 2019 at +1-201-222-4593 (attn.: Jayne Whalen)

B. Appraisal right

No appraisal right shall be granted pursuant to paragraph (7) of Article 360-10 of the KCC.

C. Effect of notice of dissent

Pursuant to paragraph (5) of Article 360-10 of the KCC, if shareholders holding 20% or more of the total number of issued and outstanding shares of SFG oppose to the Stock Exchange in writing, SFG may not proceed with a small-scale stock exchange, in which case SFG and Orange Life will review whether to proceed with the Stock Exchange in accordance with the Stock Exchange Agreement.

[Form 1]

To: Shinhan Financial Group Co., Ltd.

Notice of Dissent to the Board Resolution

I hereby submit a written notice of dissent to replacing the approval at a general meeting of the shareholders with the resolution of the board of directors for the small scale stock exchange between Shinhan Financial Group Co., Ltd. and Orange Life Insurance, Ltd.

Shareholder numberNumber of shares ownedCommon share: unitsNumber of dissenting sharesCommon share: units

MM/DD/2019

Address:

Date of birth(Business registration number):

Name(Corporate name):                (Stamp)      (Contact number:                        )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO.,  LTD.

By: /s/ Yu Sung-hun

Name: Yu Sung-hun

Title: Chief Financial Officer

Date: November 26, 2019